Andrews Kurth LLP

1350 I Street, NW

Suite 1100

Washington, DC 20005

+1.202.662.2700 Phone

+1.202.662.2739 Fax

andrewskurth.com

William J. Cooper

+1.202.662.3044 Phone

+1.202.974.9537 Fax

bcooper@andrewskurth.com

June 25, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP
Mid-Con Energy Finance Corporation
Registration Statement on Form S-3
Filed May 2, 2014
File No. 333-195669

Dear Mr. Schwall:

Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “we,” “us,” or “our”) and Mid-Con Energy Finance Corporation, a Delaware corporation (“Finance Corp.,” and, together with Mid-Con Energy, the “Registrants”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2014, with respect to Mid-Con Energy’s Registration Statement on Form S-3 filed with the Commission on May 2, 2014, File No. 333-195669 (the “Registration Statement”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

General

1.	Please explain the basis on which Mid-Con Energy Finance Corporation and Mid-Con Energy Properties, LLC are conducting the offering on Form S-3. If you are relying on Instruction I.C of Form S-3, please explain how you meet the requirements set forth in those instructions.

H. Roger Schwall

June 25, 2014

Response: In response to the Staff’s comment, the Registrants confirm that Mid-Con Energy, Finance Corp. and Mid-Con Energy Properties, LLC, a Delaware limited liability company (“Properties LLC”), are conducting the offering on Form S-3 under General Instructions I.C.3 and I.C.4 to Form S-3, which provide that non-convertible securities (other than equity) of a majority-owned subsidiary or its parent, and the guarantees thereof by the parent or the subsidiary, respectively, may be registered on Form S-3 if the parent meets the Registrant Requirements and the applicable Transaction Requirements and the guarantees are full and unconditional (as defined in Rule 3-10 of Regulation S-X). As indicated in Amendment No. 1 on pages 5 and 16, any debt issued under the Registration Statement will be either issued solely by Mid-Con Energy or co-issued, jointly and severally, by Mid-Con Energy and Finance Corp., a wholly-owned finance subsidiary of Mid-Con Energy. Further, as indicated on pages 6 and 16 of Amendment No. 1, if Properties LLC, a wholly-owned subsidiary of Mid-Con Energy, guarantees any debt securities issued by Mid-Con Energy or co-issued by Mid-Con Energy and Finance Corp., any such guarantee will be full and unconditional, as defined in Rule 3-10 of Regulation S-X. Finally, any debt securities co-issued by Finance Corp. or guaranteed by Properties LLC under the Registration Statement will be nonconvertible.

Selling Unitholders, page 55

2.	Please identify the natural persons who have sole or shared voting or investment power over the common units held by the entities listed in the table. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.02 and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in footnotes 1 and 3 on pages 55 and 56 of Amendment No. 1 to disclose the natural persons who have sole or shared voting or investment power over the common units held by each legal entity listed in the table on page 55 of Amendment No. 1.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Sincerely,

/s/ William J. Cooper

William J. Cooper

cc:	Karina V. Dorin, Securities and Exchange Commission
Laura Nicholson, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Nathan P. Pekar, Mid-Con Energy Partners, LP
Jon W. Daly, Andrews Kurth LLP